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Computation of Ratios of Earnings to Fixed Charges               Exhibit 12
The Chase Manhattan Corporation and Subsidiaries

                                                 Year Ended December 31,
($ in millions)                           1995   1994     1993   1992   1991

Earnings:
Net Income                                $1,165 $1,205   $ 966  $ 639  $ 520
Less:  Cumulative Effect of Change in       _      _        500      _      _
Accounting Principle*
Net Income Before Cumulative Effect of
Change
 in Accounting Principle                  $1,165 $1,205   $ 466  $ 639  $ 520
Less:  Equity in Undistributed Income
(Loss) of Unconsolidated
   Subsidiaries and Associated Companies       5      7      36     11    (32)
Income Taxes                                 689    565     265    186    124
Fixed Charges Excluding Interest On        2,271  2,187   2,670  2,277  1,988
Deposits
Total Earnings, Excluding Interest On      4,120  3,950   3,365  3,091  2,664
Deposits, As Adjusted
Interest On Deposits                       2,634  2,326   2,014  2,935  4,374
Total Earnings, Including Interest On     $6,754 $6,276  $5,379 $6,026 $7,038
Deposits, As Adjusted

Fixed Charges:

Interest Expense and Amortization of Debt
Discount and Issuance
  Costs, Excluding Interest On Deposits   $2,197 $2,119  $2,591 $2,205 $1,920
One-Third of Net Rental Expenses              74     68      79     72     68
Total Fixed Charges For Ratio, Excluding 2,271 2,187 2,670 2,277 1,988 Interest On Deposits
Interest On Deposits                       2,634  2,326   2,014  2,935  4,374
Total Fixed Charges For Ratio, Including $4,905 $4,513 $4,684 $5,212 $6,362 Interest On Deposits

Ratio Of Earnings To Fixed Charges:

Excluding Interest On Deposits             1.8x   1.8x    1.3x    1.4x   1.3x
Including Interest On Deposits             1.4x   1.4x    1.1x    1.2x   1.1x

* Represents the cumulative effect of change in accounting principle relating to the adoption of SFAS 109 ("Accounting for Income Taxes") in the first quarter of 1993.


For purposes of computing the consolidated ratios, earnings represent net income plus applicable income taxes and fixed charges, less cumulative effect of change in accounting principle (for the year ended December 31, 1993) and equity in undistributed earnings (losses) of unconsolidated subsidiaries and associated companies. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), amortization of debt discount and issuance costs and one-third (the amount deemed to represent an interest factor) of net rental expense.

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